EX - 99.77C


Meeting of Stockholders




     On June 5, 2007, the Fund held its Annual Meeting of
Stockholders. The following Directors were elected by the following Votes: Denis P. Kelleher 4,027,327 For; 83,645
Abstaining and David Dempsey 4,012,757 For; 98,215
Abstaining. Brendan Donohoe, Margaret Duffy, Peter J.
Hooper and George G. Moore continue to serve in their capacities as Directors of the Fund.